SOLARISLATE, INC.

REVIEWED COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Solarislate, Inc.
Orlando, Florida

We have reviewed the accompanying combined financial statements of Solarislate, Inc. (the "Company"), which comprises the combined balance sheets as of December 31, 2024, and December 31, 2023, and the related combined statements of operations, combined statements of stockholders' equity, and combined cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

January 27, 2025
Los Angeles, California

SOLARISLATE, INC.
COMBINED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	28,785	$	43,510
Inventory		17,468		-
Total Current Assets		**46,253**		**43,510**
Intangible Assets		17,139		16,536
Total Assets	$	**63,392**	$	**60,046**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Total Current Liabilities	$	**-**	$	**-**
Related Party Promissory Notes, net of current portion		125,000		50,000
Total Liabilities		**125,000**		**50,000**
STOCKHOLDERS' EQUITY				
Common Stock		850		-
Additional Paid in Capital		118,051		42,000
Accumulated Deficit		(180,509)		(31,954)
Total Stockholders' Equity		**(61,608)**		**10,046**
Total Liabilities and Stockholders' Equity	$	**63,392**	$	**60,046**

See accompanying notes to financial statements.

SOLARISLATE, INC.
COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	43,292	16,203
Research and Development	94,278	14,968
Selling and Marketing	4,903	783
Total Operating Expenses	**142,473**	**31,954**
Net Operating Loss	**(142,473)**	**(31,954)**
Interest Expense	6,082	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(148,555)**	**(31,954)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (148,555)**	**$ (31,954)**

See accompanying notes to financial statements.

SOLARISLATE, INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2022		$ -	$ -	$ -	$ -
Capital Contribution		-	42,000		42,000
Net Loss				(31,954)	(31,954)
Balance—December 31, 2023	-	$ -	$ 42,000	$ (31,954)	$ 10,046
Issuance of Stock	8,500,000	850	76,051		76,901
Net Loss				(148,555)	(148,555)
Balance—December 31, 2024	8,500,000	$ 850	$ 118,051	$ (180,509)	$ (61,608)

See accompanying notes to financial statements.

SOLARISLATE, INC.
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (148,555)	$ (31,954)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	2,109	1,837
Changes in Operating Assets and Liabilities:		
Inventory	(17,468)	-
Net Cash Used In Operating Activities	**(163,914)**	**(30,117)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(2,712)	(18,373)
Net Cash Used in Investing Activities	**(2,712)**	**(18,373)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital from Shareholders	76,901	42,000
Borrowing on Related Party Promissory Notes	75,000	50,000
Net Cash Provided by Financing Activities	**151,901**	**92,000**
Change in Cash and Cash Equivalents	**(14,725)**	**43,510**
Cash and Cash Equivalents—Beginning of Year	43,510	-
Cash and Cash Equivalents—End of Year	**$ 28,785**	**$ 43,510**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 6,082	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Solar Slate LLC was established on December 8, 2022, in the state of Florida and is currently in the process of dissolution. Solarislate, Inc. was incorporated on October 28, 2024, in the state of Delaware and will acquire all activities and assets of Solar Slate LLC, including its trademark and certification. The combined financial statements of Solarislate, Inc. (referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

Solarislate, Inc. specializes in innovative solar roofing solutions that integrate renewable energy generation with aesthetically pleasing designs. Their products, such as the Base Solar Module M405-L3H and the Spanish Clay Tile 310W, are designed to enhance home appearance while providing sustainable energy. Solarislate focuses on transforming traditional roofing into cost-effective, energy-efficient systems.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The accompanying combined financial statements include our accounts and those of our subsidiaries, which are comprised of variable interest entities in which we are the primary beneficiary and voting interest entities, in which we determined we have a controlling financial interest, under the "Consolidations" topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (Topic 810). The totals are reported at 100% on a consolidated basis in accordance with U.S. GAAP. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials, which are determined using a FIFO (first-in-first-out) method.

Intangibles

Intangible assets with finite lives, such as patents and licenses which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $4,903 and $783, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 27, 2025, which is the date the financial statements were available to be issued.

3. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	$ 17,468	$ -
Total Inventory	**$ 17,468**	**$ -**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patent	$ 20,836	$ 18,373
Licenses	249	-
Intangible Assets, at cost	**21,085**	**18,373**
Accumulated Amortization	(3,946)	(1,837)
Intangible Assets, net	**$ 17,139**	**$ 16,536**

Amortization expenses for the years ended December 31, 2024, and 2023 were $2,109 and $1,837, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 2,109
2026	2,109
2027	2,109
2028	2,109
Thereafter	8,705
Total	**$ 17,139**

5. DEBT

Related Party Promissory Note

The Company had outstanding related party promissory notes with varying maturities. Details of loans outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Joseph Warren Grant	$ 50,000	12.00%	17/11/2023	Waived in 2025	$ -	$ 50,000	$ 50,000	$ -	$ 50,000	$ 50,000
Promissory Note -Joseph Warren Grant	75,000	10.00%	01/07/2024	Waived in 2025	-	75,000	75,000	-	-	-
Total					**$ -**	**$ 125,000**	**$ 125,000**	**$ -**	**$ 50,000**	**$ 50,000**

On January 22, 2025, the Lender agreed to terminate and release the Company from its obligations under the Debt.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 8,500,000 and 0 shares of common stock, respectively, have been issued and were outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (78)	$ -
Valuation Allowance	78	-
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (78)	$ -
Valuation Allowance	78	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $308. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.
The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company had outstanding related party promissory notes totaling $125,000, issued to its founder and CEO, Joseph Warren Grant.

On December 22, 2024, the Company issued a $100,000 Convertible Note to Columnae Holdings LLC, a company controlled by by Joseph Warren Grant. The funds were received in 2025, with the note maturing in 24 months from the issuance date and carrying an interest rate of 15% per annum.

In 2024, purchased frames from affiliated Estonian Entity, Roosters Unlimited OU, from Estonia, in the amount of $66,607.

10. SUBSEQUENT EVENTS

On January 22, 2025, Joseph Warren Grant, the founder, and the CEO, agreed to terminate and release the Company from its obligations under promissory notes ($125,000 on December 31, 2024).

On December 22, 2024, the Company issued a $100,000 Convertible Note to Columnae Holdings LLC, a company controlled by by Joseph Warren Grant. The funds were received in 2025, with the note maturing in 24 months from the issuance date and carrying an interest rate of 15% per annum.

In 2024, the Company started a Crowdfunding "Energy Built-In" campaign on WeFunder as the registered platform offering Simple Agreement for Future Equity (SAFE). Till the date these financials were available to be issued, the Company has approximately $61,500 reserved by 6 investors.

11. GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $142,473, an operating cash flow loss of $163,914 and liquid assets in cash of $28,785, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.